Culmination Brewing Company

BALANCE SHEET

As of August 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10000 Columbia Checking 4033/1553	96,375.12
10009 First Interstate	5,579.85
10010 Col. Bank Savings 903347	0.00
10011 Consolidated Bank(Culmination Till)	495.00
10012 Primary Share- Consolidated Community CU	5.00
10013 Event Till	0.00
10092 Cash Drawer	330.00
10094 Petty Cash	584.42
Total Bank Accounts	**$103,369.39**
Accounts Receivable	
11000 Accounts Receivable	32,098.36
Total Accounts Receivable	**$32,098.36**
Other Current Assets	
12000 Undeposited Funds	-460.98
12005 Employee Advance	0.00
12010 BCG purchases by Culmination	0.00
12020 Uncategorized Asset	0.03
13000 Inventory Asset	
12100 Taproom Inventory	763.81
12200 Brewery Finished Goods Inventory	16,761.66
12250 Brewery Inprocess Inventory	16,225.70
13001 Brewery Raw Ingredient Inventory	38,605.03
Total 13000 Inventory Asset	**72,356.20**
SK-Undeposited Cash	-819.00
Total Other Current Assets	**$71,076.25**
Total Current Assets	**$206,544.00**

	TOTAL
Fixed Assets	
Fixed Assets	
15010 BREW EQUIPMENT	202.41
15014 Centrimax Separator	0.00
Total 15010 BREW EQUIPMENT	**202.41**
16010 Rest Equipment	12,652.96
16020 Equipment	546,008.74
16021 Leased Kegs	7,591.18
16022 Vehicles	30,747.80
16030 Computer	5,945.00
16040 Leasehold Improvements	177,508.13
17000 Accumulated Depreciation	-462,052.00
Total Fixed Assets	**318,604.22**
Total Fixed Assets	**$318,604.22**
Other Assets	
12030 Pre Paid Hops	9,755.58
18000 Security Deposit	12,648.00
18010 Multnomah County	0.00
18011 Shareholder Loan Sluiter	87,605.42
19000 Start-Up Costs	98,029.00
19010 Org Costs	0.00
19020 Columbia/SBA Loan Fees	15,661.50
19050 Accumulated Amortization of Other Assets	-40,509.00
Total Other Assets	**$183,190.50**
TOTAL ASSETS	**$708,338.72**

LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable	45,914.43
Total Accounts Payable	**$45,914.43**
Credit Cards	
22000 AMEX 92001/93009/95004	70,616.61
22010 Columbia VISA-Tomas/4755	0.00
22015 Capital One XXX2367	0.00
22020 xPRODUCTION Amex	-10,024.32
ask	28.18
Total Credit Cards	**$60,620.47**
Other Current Liabilities	
21000 Accrued Interest	553.00
24005 Tips	0.00
24006 EIDL Cares Act	10,000.00
24007 Stripe Tip Wages	692.00
25000 Columbia Bank Loan 7325	306,935.29
25010 BCG Contributions to CBC	0.00
26009 Loan Payable Ruse	0.00
27000 Keg Deposits	18,896.45
30015 Owner Contribution to CBC	0.00
Shareholder Loan	0.00
SK-Gift Card Liability	0.00
Total Other Current Liabilities	**$337,076.74**
Total Current Liabilities	**$443,611.64**
Long-Term Liabilities	
25020 Notes Payable Key Bank Equipment	41,564.84
26006 Notes Payable Lenoci	0.00
26007 Notes Payable - Ray Hush	0.00
26008 Notes Payable George Spady	0.00
29001 Notes Payable Ray Hush	0.00
Notes Payable Ford	25,320.80
Notes Payable Tomas Sluiter	0.00
Total Long-Term Liabilities	**$66,885.64**
Total Liabilities	**$510,497.28**
Equity	
30000 Opening Balance Equity	95,608.60
30020 Owner Capital Contribution	647,971.00
30051 Acc Dep Investor Capital Tomas Sluiter	0.00
30210 Owner Distributions	0.00
32000 Retained Earnings	-401,795.11
Treasury Stock	-127,167.32

	TOTAL
Net Income	-16,775.73
Total Equity	**$197,841.44**
TOTAL LIABILITIES AND EQUITY	**$708,338.72**